NEWS RELEASE

COMMAND SECURITY
CORPORATION

COMPANY CONTACT:
----------------
Barry Regenstein, Chief Operating Officer
Command Security Corporation
845-454-3703

                          COMMAND SECURITY CORPORATION
                                     REPORTS
                          FIRST FISCAL QUARTER RESULTS

Lagrangeville, New York***August 11, 2005***Command Security Corporation (OTCBB:
CMMD.OB) announced today its results for the first fiscal quarter ended June 30, 2005.

Revenues for the three months ended June 30, 2005 increased $1,739,890, or 9.1%, to $20,908,637, compared with revenues of $19,168,747 in the same period of the prior year. The increase in revenues for the three month period was primarily due to expanded services being provided to new and existing airline customers.

Operating income for the three months ended June 30, 2005 was $306,646, compared with an operating loss of $344,317 in the same period of the prior year.

Net income applicable to common stockholders for the three months ended June 30, 2005 was $250,182, compared with a net loss applicable to common stockholders of $478,461 in the same period of the prior year.

Net income per common share for the three months ended June 30, 2005 was $.03, and net loss per common share for the three months ended June 30, 2004 was $.08. Diluted earnings per share were $.03 for the three months ended June 30, 2005. Command does not present diluted loss per common share for the three months ended June 30, 2004 because the effect of the assumed issuance of common shares upon the exercise of outstanding warrants and stock options was antidilutive.

"We are pleased with our revenue growth and first fiscal quarter profitability, which was generally in line with our expectations" said Barry Regenstein, Chief Operating Officer and Chief Financial Officer of Command Security Corporation. He added, "our success is a direct reflection of the talent and effort of individuals throughout the company."

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

Command Security Corporation provides aviation and security guard services through company-owned offices in California, Connecticut, Delaware, Florida, Illinois, Maine, Maryland, Massachusetts, New Jersey, New York, Oregon and Pennsylvania.

This  announcement  contains  forward-looking  statements  within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors including the ability of the company to successfully commercialize its new technologies as well as risk factors set forth under "Factors Affecting Future Operating Results" in the company's annual report on Form 10-KSB for the year ended March 31, 2005, and such other risks detailed from time to time in the company's reports filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For more information concerning the Company, please refer to its website at www.commandsecurity.com and to the Edgar website www.sec.gov/edgar.shtml.

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

                          COMMAND SECURITY CORPORATION

                                                             Three Months Ended
                                                                   June 30,
                                                         ----------------------------
                                                            2005             2004
                                                         -----------      -----------

                                                         $20,908,637     $19,168,747
Revenues                                                     306,646        (344,317)
Operating income (loss)
Net income (loss)                                            250,182        (440,048)
Preferred stock dividends                                         --         (38,413)
Net income (loss) applicable to common stockholders      $   250,182     $  (478,461)
Net income (loss) per common share
     Basic                                               $      0.03     $     (0.08)
     Diluted                                             $      0.03             n/a
Weighted average number of common shares outstanding
     Basic                                                 7,779,878       6,368,609
     Diluted                                               8,691,274             n/a


Balance Sheet Highlights                           June 30, 2005    March 31, 2005
                                                   -------------    --------------
                                                    (Unaudited)       (Audited)
Cash                                                $ 1,730,836      $ 2,511,050
Accounts receivable                                  14,000,950       13,075,957
Total current assets                                 19,558,022       19,002,592
Total assets                                         20,770,139       20,237,426
Total current liabilities                            15,597,326       15,323,521
Short-term debt                                       5,124,736        4,838,473
Long-term debt                                           50,687           41,066
Stockholders' equity                                  4,679,109        4,409,327
Total liabilities and stockholders' equity          $20,770,139      $20,237,426


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